**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 8-K**

**CURRENT REPORT**
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported **November 2, 2006 (November 2, 2006)**

# L<sub>A</sub>BARGE, INC.
(Exact name of registrant as specified in its charter)

| **DELAWARE** | **001-05761** | **73-0574586** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**9900 Clayton Road, St. Louis, Missouri 63124**
(Address of principal executive offices)     (Zip Code)

**(314) 997-0800**
Registrant's telephone number, including area code

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing Obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

( ) Soliciting material pursuant to Rule 425 under the Securities Act (17 CFT 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFT 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17CFR 240.13e-4(c))

**FORM 8-K**

Item 2.02   Results of Operations and Financial Condition

On November 2, 2006, LaBarge, Inc. issued a press release announcing its financial results for the fiscal 2007 first quarter.  A copy of the press release is attached hereto and hereby incorporated by reference.  The information in this Form 8-K shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits
    (c)   Exhibits

99.1   Press release for LaBarge, Inc. for the fiscal 2007 first quarter ended October 1, 2006, and forward-looking statements relating to fiscal 2006, as presented in a press release of November 2, 2006.

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**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**LaBarge, Inc.**

(Registrant)

Date: November 2, 2006                    By:  /s/Donald H. Nonnenkamp

Donald H. Nonnenkamp
Vice President, Chief Financial
Officer and Secretary

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Exhibit Index

| Index Number | Description |
|---|---|
| 99.1 | Press release for LaBarge, Inc. for the fiscal 2007 first quarter ended October 1, 2006, and forward-looking statements relating to fiscal 2007, as presented in a press release of November 2, 2006. |

# NEWS UPDATE



**LaBarge inc**

**Contact:**
Colleen Clements
LaBarge, Inc.
**314-997-0800, ext. 409**
colleen.clements@labarge.com

**FOR IMMEDIATE RELEASE**

### LaBARGE, INC. REPORTS SALES AND EARNINGS INCREASE SHARPLY
### IN FISCAL 2007 FIRST QUARTER

*Sales Increase 26 Percent*
*Net Earnings Increase 19 Percent*
*Backlog Grows 15 Percent, Reaches Record High*

ST. LOUIS, November 2, 2006 . . . . . LaBarge, Inc. (AMEX: LB) today reported sharply higher sales and earnings for its fiscal 2007 first quarter ended October 1, 2006 versus the comparable period a year earlier. The financial results exceeded the Company's recent guidance.

Fiscal 2007 first-quarter net sales were $49,900,000, up 26 percent from $39,639,000 in the fiscal 2006 first quarter. Fiscal 2007 first-quarter net earnings increased 19 percent to $2,411,000, or $.15 per diluted share, compared with $2,031,000, or $.13 per diluted share, in the fiscal 2006 first quarter.

Gross margin in the fiscal 2007 first quarter was 21.4 percent, compared with 24.0 percent in the fiscal 2006 first quarter and 20.4 percent in the fourth quarter of the previous fiscal year. The 24.0 percent gross margin in last year's comparable quarter was above the high end of the Company's historical range. Typically, LaBarge's gross margins run in a range of 20 percent to 23 percent, with the margins varying primarily based on the mix of shipments during the period.

Selling and administrative expense declined as a percentage of sales to 12 percent in the fiscal 2007 first quarter, compared with 14 percent a year earlier. In actual dollars, fiscal 2007 first-quarter selling and administrative expense increased 7 percent from the fiscal 2006 first quarter, in contrast to the 26 percent increase in sales volume. Interest expense in the fiscal 2007 first quarter was $651,000, compared with $404,000 in the fiscal 2006 first quarter. This increase reflected higher interest rates and higher borrowings in the current-year quarter.

-more-

Cash flow from operations was $10.4 million in the fiscal 2007 first quarter, compared with a negative $1.5 million in the fiscal 2006 first quarter. As a result of this strong cash flow, total debt declined 19 percent to $33,809,000 at October 1, 2006, compared with $41,668,000 at July 2, 2006. Stockholders' equity was $67,635,000 at October 1, 2006, up 4 percent from $64,834,000 at July 2, 2006.

Craig LaBarge, chief executive officer and president, commented, "Shipments to virtually all the market sectors we serve were strong during the first quarter with the largest dollar increases coming from government systems, natural resources and defense.

"The largest contributor to first-quarter revenues was shipments to defense customers, which accounted for 37 percent of sales, compared with 41 percent in the fiscal 2006 first quarter. In actual dollars, current-year sales from the defense market sector increased 13 percent from last year's first quarter.

"Revenues from the natural resources market sector represented 22 percent of fiscal 2007 first-quarter sales versus 21 percent in the year-ago period. Actual sales dollars from this sector climbed 34 percent in the fiscal 2007 first quarter compared with the year-ago period due to higher sales to both oil-and-gas and mining customers.

"Shipments to industrial customers were 15 percent of first-quarter sales in fiscal 2007, compared with 18 percent in the comparable period in fiscal 2006. In actual dollars, current-year industrial sales were up 6 percent from last year's first quarter, largely the result of higher sales to semiconductor customers. LaBarge's customers in the industrial market sector do business in the glass packaging and specialized instrumentation industries, as well as other industrial markets.

"Shipments to government systems customers represented 12 percent of fiscal 2007 first-quarter sales, compared with 4 percent in the year-ago period. Actual sales dollars from this sector climbed 248 percent in the fiscal 2007 first quarter compared with the year-ago period, largely the result of increased shipments of postal automation and airport security equipment.

-more-

LaBarge, Inc.
Financial Results for Fiscal 2007 First Quarter – 3

"The balance of first-quarter revenues were attributable to customers in a variety of other market sectors, including:

- Commercial aerospace – 9 percent in fiscal 2007 versus 7 percent in fiscal 2006; and
- Medical – 2 percent in fiscal 2007 versus 3 percent in fiscal 2006.

"Bookings of new and additional business were robust during the first quarter, particularly in the defense, natural resources and commercial aerospace market sectors. Our backlog of unshipped orders at October 1, 2006 reached a new company record at $211,770,000, up 15 percent from $183,869,000 at July 2, 2006, and up 28 percent from $164,872,000 at October 2, 2005. It's important to note that the current backlog does not include orders related to a large multiyear contract signed with Owens-Illinois, Inc. (O-I) during the first fiscal quarter. We expect to begin receiving initial orders on the new O-I contract during the current quarter," said Mr. LaBarge.

**Outlook**
Mr. LaBarge concluded, "Based on the continued strength of our backlog, the pipeline of new business opportunities and the currently strong business climate in certain of the markets we serve, we believe LaBarge is well-positioned to expand sales and earnings throughout the 2007 fiscal year. Further, we expect fiscal 2007 second-quarter results will compare favorably with the comparable period a year earlier."

**Today's Conference Call Webcast**
Today, at 11 a.m. Eastern time, LaBarge will host a live audio webcast of its discussion with the investment community regarding financial results for the Company's fiscal 2007 first quarter. The webcast can be accessed on the Internet through http://viavid.net/dce.aspx?sid=0000366D and the investor relations calendar area of http://www.labarge.com.  Following the live discussion, a replay of the webcast will be available at the same locations on the Internet.

-more-

## About LaBarge, Inc.

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse industrial markets. The Company provides its customers with sophisticated electronic and electromechanical products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas. The Company's Web site address is http://www.labarge.com .

(Financial tables follow)

*Statements contained in this release relating to LaBarge, Inc. that are not historical facts are forward-looking statements within the meaning of the federal securities laws. Matters subject to forward-looking statements are subject to known and unknown risks and uncertainties, including economic, competitive and other factors that may cause LaBarge or its industry's actual results, levels of activity, performance and achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Important factors that could cause LaBarge's actual results to differ materially from those projected in, or inferred by, forward-looking statements are (but are not necessarily limited to) the following: the impact of increasing competition or deterioration of economic conditions in LaBarge's markets; cutbacks in defense spending by the U.S. Government; loss of one or more large customers; LaBarge's ability to replace completed and expired contracts on a timely basis; LaBarge's ability to integrate recently acquired businesses; the outcome of litigation LaBarge may be party to; increases in the cost of raw materials, labor and other resources necessary to operate LaBarge's business; the availability, amount, type and cost of financing for LaBarge and any changes to that financing; and other factors summarized in our reports filed from time to time with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on the forward-looking statements. Unless otherwise required by law, LaBarge disclaims any obligation to update any forward-looking statements or to publicly announce any revisions thereto to reflect future events or developments.*

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**LaBarge, Inc.**
**Consolidated Statements of Income (Unaudited)**
*(amounts in thousands, except per-share amounts)*

|  | Three Months Ended | |
|---|---|---|
|  | October 1, 2006 | October 2, 2005 |
| Net sales | $ 49,900 | $ 39,639 |
| Cost and expenses: | | |
| Cost of sales | 39,243 | 30,141 |
| Selling and administrative expense | 5,991 | 5,625 |
| Interest expense | 651 | 404 |
| Other income and expense, net | 44 | (33) |
| Earnings before income taxes | 3,971 | 3,502 |
| Income tax expense | 1,560 | 1,471 |
| Net earnings | $ 2,411 | $ 2,031 |
| Basic net earnings per common share: | | |
| Basic net earnings | $ 0.16 | $ 0.13 |
| Average common shares outstanding | 15,121 | 15,084 |
| Diluted net earnings per share: | | |
| Diluted net earnings | $ 0.15 | $ 0.13 |
| Average diluted common shares outstanding | 16,058 | 16,069 |

-more-

**LaBarge, Inc.**
**Consolidated Balance Sheets**
*(amounts in thousands, except share amounts)*

| | October 1, 2006 | July 2, 2006 |
|---|---|---|
| | *(Unaudited)* | |
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 1,600 | $ 947 |
| Accounts and other receivables, net | 27,058 | 29,759 |
| Inventories | 56,728 | 53,819 |
| Prepaid expenses | 1,597 | 1,743 |
| Deferred tax assets, net | 1,437 | 1,395 |
| **Total current assets** | 88,420 | 87,663 |
| | | |
| Property, plant and equipment, net | 20,878 | 20,453 |
| Intangible assets, net | 2,604 | 2,743 |
| Goodwill, net | 24,292 | 24,292 |
| Other assets, net | 5,349 | 5,199 |
| **Total assets** | $ 141,543 | $ 140,350 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| | | |
| **Current liabilities:** | | |
| Short-term borrowings | $ 12,750 | $ 19,475 |
| Current maturities of long-term debt | 6,042 | 5,791 |
| Trade accounts payable | 16,775 | 15,714 |
| Accrued employee compensation | 8,218 | 7,783 |
| Other accrued liabilities | 3,377 | 1,961 |
| Cash advances | 8,995 | 5,395 |
| **Total current liabilities** | 56,157 | 56,119 |
| Long-term advances from customers for purchase of materials | 2,621 | 2,760 |
| Deferred tax liabilities, net | 113 | 235 |
| Long-term debt | 15,017 | 16,402 |
| | | |
| **Stockholders' equity:** | | |
| Common stock, $.01 par value. Authorized 40,000,000 shares; 15,773,253 issued at October 1, 2006 and July 2, 2006, including shares in treasury | 158 | 158 |
| Additional paid-in capital | 15,491 | 15,185 |
| Retained earnings | 54,843 | 52,431 |
| Less cost of common stock in treasury, shares of 525,636 at October 1, 2006 and 606,262 at July 2, 2006 | (2,857) | (2,940) |
| **Total stockholders' equity** | 67,635 | 64,834 |
| | | |
| **Total liabilities and stockholders' equity** | $ 141,543 | $ 140,350 |

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